

November 1, 2021

Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
3000 Schwab Way
Westlake, TX 76262

      Re: The Charles Schwab Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 24, 2021
          File No. 001-09700

Dear Mr. Bettinger II:

     We have reviewed your October 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

Form 10-K for fiscal year ended 12/31/2021

Item 1A. Risk Factors, page 13

1.   We reissue in part comment 1. We note your response to this comment. Tell us how you evaluated material litigation risks related to climate change to which you are potentially exposed other than those related to your present product line-up.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.   We reissue in part comment 2. Please explain how you considered providing disclosure addressing the difficulties involved in assessing the timing and effect of pending climate-related laws, regulations or guidance.

3. We note from your response to prior comment 3 that capital expenditures specifically related to climate-related projects were not material to your financial condition, results of operations, or cash flows as of and for the three years ended December 31, 2020 or to your estimated planned capital expenditures for your 2021 fiscal year. Please provide us with quantitative information supporting this statement.

4. Your response to comment 4 states that indirect consequences of climate-related regulation have not been material to your financial condition, results of operations, or cash flows. Your response appears to be conclusory and does not adequately address the specific items from our prior comment. Tell us about the indirect consequences of climate-related regulation or business trends considered in your response, your process for identifying such matters, and how you assessed potential materiality. For example, provide us with additional information supporting your statement that you do not believe that you experienced material climate-related reputational harm resulting from your operations or those of your clients or from products that you sell.

5. We reissue in part comment 5 as your response does not appear to address each of the items from our prior comment. Please tell us in more detail how you considered providing a discussion of the significant physical effects of climate change on your operations and results, such as effects on the severity of weather. As part of your response, address the potential indirect weather-related impacts that have affected or may affect your third-party vendors or third-party service providers. In addition, quantify weather-related damages to your property or operations and explain how you concluded that there was no material weather-related impact to the cost or availability of insurance.

6. Your response to comment 6 indicates that you have not identified material transition risks related to climate change. Please tell us how you assess potential transition risks and why you concluded that disclosure was not required. Your response should specifically address the different types of transition risks related to climate change you considered, including those noted in our prior comment, and explain your basis for concluding that they will not have a material impact on your business, financial condition, results of operations, or cash flows.

7. Your response to comment 7 states that you have not incurred material compliance costs related to climate change. Describe the nature of the compliance costs you have incurred and provide us with quantitative information supporting your statement that the related amounts were not material.

You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Finance